RECEIVED
2006 MAY 31 P 12:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
104[redacted]
Gre

06013916

BY COURIE

No/Date: Γ/ΔΙ:264/22-5-2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose:

- Financial data and information for the 1Q 2006 period, 2006 of Public Power Corporation S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

PROCESSED
JUN 02 2006
THOMSON
FINANCIAL

Enclosure

- Financial data and information for the 1Q 2006 period, 2006 of Public Power Corporation S.A.

dlw 6/2

PUBLIC POWER CORPORATION S.A.

Reg. No : 47829/06/B/00/2

Chalkokondyli 30 - 10432 Athens

Financial data and information for the period January 1 2006 - March 31 2006

The following infromation is a general overview of the financial status of Public Power Corporation S.A. and PPC Group. We recommend to our readers before proceeding to any investing transaction to visit our site www.dei.gr where all the periodically financial statements are published, according to IAS as well as the auditor's report whenever is requested.

STATEMENT OF OPERATIONS
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	01.01-31.03.2006	**01.01-31.03.2005**	**01.01-31.03.2006**	**01.01-31.03.2005**
Sales	1.200.143	1.079.746	1.200.143	1.079.746
Gross operating results	306.080	336.528	306.080	336.528
Profit before tax, financing and investing activities and depreciation and amortisation	296.096	335.199	296.181	335.199
Profit before tax, financing and investing activities	154.156	208.935	154.241	208.935
Profit before tax	126.814	174.947	128.615	177.618
Income tax expense	(37.326)	(59.399)	(37.326)	(59.399)
Profit after tax	**89.488**	**115.548**	**91.289**	**118.219**
Distributed to:				
Company's Shareholders	89.488	115.548	91.289	118.219
Minority interests	0	0	0	0
Earnings per share, basic and diluted (in Euro)	0,39	0,50	0,39	0,51
Proposed dividend per share (in Euro)				

BALANCE SHEET
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	31.03.2006	**31.12.2005**	**31.03.2006**	**31.12.2005**
ASSETS				
Total non current assets	11.204.095	11.203.136	11.266.066	11.263.829
Materials, spare parts and supplies, net	571.953	557.834	571.953	557.834
Trade receivables	869.829	781.617	870.047	782.281
Other current assets	115.594	120.062	107.728	111.237
Total assets	**12.761.471**	**12.662.649**	**12.815.794**	**12.715.181**
EQUITY AND LIABILITIES				
Non current liabilities	5.579.125	5.894.469	5.579.125	5.894.469
Short term borrowings	926.926	636.080	926.926	636.080
Other curent liabilities	952.847	923.319	952.803	923.285
Total liabilities (a)	7.458.898	7.453.868	7.458.854	7.453.834
Share Capital	1.067.200	1.067.200	1.067.200	1.067.200
Other items of shareholders' equity	4.235.373	4.141.581	4.289.740	4.194.147
Total Shareholders' Equity (b)	5.302.573	5.208.781	5.356.940	5.261.347
Minority interests (c)	0	0	0	0
Total Equity (d)=(b)+(c)	5.302.573	5.208.781	5.356.940	5.261.347
TOTAL LIABILITIES AND EQUITY (e)=(a)+(d)	**12.761.471**	**12.662.649**	**12.815.794**	**12.715.181**

STATEMENT OF CHANGES IN EQUITY
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	31.03.2006	**31.03.2005**	**31.03.2006**	**31.03.2005**
Balance at the beginning of the year (1.1.2006 and 1.1.2005, respectively)	5.208.781	4.221.370	5.261.347	4.257.726
Profit after tax	89.488	115.857	91.289	118.528
	5.298.269	**4.337.227**	**5.352.636**	**4.376.254**
Increase / (Decrease) of Share Capital	0	0	0	0
Dividends distributed	0	0	0	0
Net gains and losses recognised directly in the equity	4.304	18.527	4.304	18.604
Purchase / (Sale) of own shares	0	0	0	0
Equity at the end of the period (31.03.2006 and 31.03.2005, respectively)	**5.302.573**	**4.355.754**	**5.356.940**	**4.394.858**

CASH FLOW STATEMENT
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	01.01-31.03.2006	01.01-31.03.2005	01.01-31.03.2006	01.01-31.03.2005
Cash Flows from Operating Activities				
Profit before tax	126.814	174.947	128.615	177.618
Plus / minus adjustments :				
Depreciation and amortisation	155.363	156.603	155.363	156.603
Amortisation of customers' contributions and subsidies	(13.423)	(30.339)	(13.423)	(30.339)
Fair value (gain)/ loss of derivative instruments	(8.330)	(3.461)	(8.330)	(3.461)
Share of loss of associates	1.738	2.696	0	0
Interest income	(2.801)	(2.104)	(2.771)	(2.104)
Sundry provisions	11.763	7.426	11.763	7.823
Gain on disposal of fixed assets	(851)	1.031	(851)	1.031
Unbilled revenue	19.480	(24.726)	19.480	(24.726)
Amortisation of loan origination fees	543	555	543	555
Interest expense	36.326	34.255	36.326	34.255
Operating profit before working capital changes	326.622	316.883	326.715	317.255
Increase / (Decrease) in:				
Increase / (Decrease) of materials	(8.260)	6.563	(8.260)	6.563
Increase / (Decrease) of receivables	(102.963)	(80.724)	(102.517)	(80.754)
Increase / (Decrease) of liabilities (excluding banks)	22.458	(20.634)	22.448	(20.686)
Minus:				
Interest paid	(51.085)	(46.105)	(51.085)	(46.105)
Net Cash from Operating Activities (a)	186.772	175.983	187.301	176.273
Cash Flows from Investing Activities				
Investements	(460)	0	0	0
Capital expenditure for fixed assets and software	(164.014)	(157.971)	(164.014)	(157.971)
Disposal of fixed assets and software	3.340	582	3.340	582
Interest received	2.801	2.104	2.771	2.104
Proceeds from customers' contributions and subsidies	34.885	35.275	34.885	35.275
Net Cash used in Investing Activities (b)	(123.448)	(120.010)	(123.018)	(120.010)
Cash Flows from Financing Activities				
Net change in short-term borrowings	(97.200)	(124.250)	(97.200)	(124.250)

Proceeds from interest bearing loans and borrowings	100.000	150.000	100.000	150.000
Principal payments of interest bearing loans and borrowings	(60.739)	(71.887)	(60.739)	(71.887)
Dividends paid	(4)	(14)	(4)	(14)
Net Cash used in Financing Activities (c)	(57.943)	(46.151)	(57.943)	(46.151)
Net increase / (decrease) in cash and cash equivalents (a)+(b)+(c)	**5.381**	**9.822**	**6.340**	**10.112**
Cash and cash equivalents at the beginning of the year	**38.176**	**28.071**	**29.351**	**20.274**
Cash and cash equivalents at the end of the period	**43.557**	**37.893**	**35.691**	**30.386**

Additional data and information:
(Amounts in thousands of Euro)

1. The Group's companies with their respective addresses and participation percentages, that are included in the consolidated financial statements are listed below:

PPC S.A.	Parent Company	30, Chalkokondyli str. Athens 104 32, Greece
PPC Renewable Sources S.A.	100%	56-58, Agisilaou str. Athens 104 36, Greece
PPC Rhodes S.A. (formerly KOZEN HELLAS)	100%	57, Veranzerou str. Athens 104 38, Greece
PPC Telecommunications S.A.	100%	89, Dyrahiou str. Athens 104 43, Greece
PPC Kriti S.A.	100%	56-58, Agisilaou str. Athens 104 36, Greece

The above -mentioned companies have been consolidated.

2. The Parent Company has been audited by the tax authorities up to December 31, 2003. The Group's subsidiaries which are fully consolidated have not been audited by the tax authorities since their establishment, with the exception of PPC Telecommunications S.A. which has been audited by the tax authorities up to December 31, 2002 according to the provisions of Law 3259/2004.
3. a) In accordance with article 15 of Law 3229/2004 the Parent Company proceeded to a revaluation of its real estate assets as of December 31, 2004, conducted by a recognised firm of independent appraisers, in accordance with IFRS and was completed during 2005. The results of the revaluation of Land and Buildings were recorded in the Parent Company's books on December 31, 2004.
   b) In addition, the Parent Company proceeded to a revaluation of its other assets (Machinery, Technical Works and Other equipment) as of December 31, 2004, using the same firm of independent appraisers. The appraisal of the aforementioned assets was completed during the fourth quarter of 2005 and is accounted as of 31.12.2005. This revaluation resulted in a net surplus amounting to Euro 1.403,6 million, which was credited directly to the Parent Company's Equity.
4. There was no change in the accounting principles for the audited financial statements for the year ended December 31, 2005.
   Until December 31, 2004 the Group prepared and published consolidated financial statements in accordance with the International Financial Reporting Standards, while from January 1, 2005 and for any future publication of interim or annual financial statements, is required by

law to publish the Parent Company's financial statements as well. The Parent Company adopts the same accounting principles with those of the Group, except for the revised IAS 27, according to which the Parent Company evaluates its investments in subsidiaries and associates in cost, except for the cases in which their cost is fully devaluated.
In the publication of the Parent Company' s financial statements for the three month period ended March 31 2005 the investments in subsidiaries have been accounted using the equity method and a provision for devaluation of investments in subsidiaries has been calculated.
The comparative Parent Company' s financial statements for the three month period ended March 31 2005 have been adjusted after the investments in subsidiaries have been accounted for at cost less any impairment cost. The effect of this amendment to the profit before tax and to the profit after tax is an increase of Euro 2,734.
Till 30.09.2005 the provision for mines' restoration was calculated based on the total surface for restoration as at the end of each period, multiplied by the average cost of restoration per metric unit. On 31.12.2005 the company modified the above methodology in accordance with the provisions of the IFRIC 1 "Changes in existing Decommissioning, Restoration and similar Liabilities".
The compared financial statements for the first quarter 2005 have been readjusted after the adoption of the revisions as per the IFRIC 1. These revisions have had as effect the decrease of the profits before tax by Euro 454 and of the profit after tax by Euro 309, and the decrease in accrued provision by Euro 18,900 which was credited in the beginning Retained Earnings and the creation of asset and provision with value amounting to Euro 14,400.

5. In April 2005, Public Power Corporation participated in the tender process for the privatization of 3 power plants in Bulgaria. PPC has submitted offers for two out of the three companies (Bobov Dol and Varna) and was the highest bidder for the Bobov Dol power plant. The Bulgarian Privatization Agency has cancelled the open tender for the sale of the Bobov Dol power plant. PPC has appealed the Agency's decision in front of the Supreme Administrative Court of Bulgaria and won the appeal at the first degree stage. The Bulgarian Privatization Agency has appealed the cassation to the same court and the new judgment date was set on June 1, 2006.In March 2006, PPC' s Board of Directors approved the common PPC's participation with the company Contour Global, to the tender process for the privatization of one power plant and one mine, in Pljevlja in Mavrovounio, under the condition that the participation of PPC to the final phase of the tender will be approved favourable after the completion of special audits. After the completion of these audits a Board of Directors' decision is expected regarding the suggestion of a tender together with the Company Contour Global.
6. There exist no burdens on the Parent Company's fixed assets, the existence of which could materially affect the Parent Company's financial position.
7. Adequate provisions have been established for all litigation.
8. Total payrolls of the Parent Company number 27,063 employees out of which 143 employees work exclusively for the Hellenic Transmission System Operator and for which the Company is compensated. Total payrolls of the Group include 27.395 employees.
9. Sales and purchases of the Parent Company to its related companies (according to IAS 24), for the three month period ended March 31, 2006 amount to Euro 87,295 and Euro 134,490, respectively. As at March 31, 2006 the receivables and the payables of the Parent Company due to the related companies amount to Euro 68,646 and Euro 52,176, respectively. Sales and purchases of the Group, for the three month period ended March 31, 2006, as well as receivables and payables, that arose from the transactions of the Group to its related companies according to IAS 24, amount to Euro 87,280, Euro 134,490, Euro 67,153 and Euro 52,176, respectively.
10. Capital expenditure of the Parent Company for the year amounted to approximately Euro 164 million.
11. The expenditure for CO_2 emissions shall be deemed as final, only after the issuance of a relevant joint Ministerial Decision determining the final emission allowances to PPC. Taking into account the assumption that the initially allocated emission allowances by National Allocation Plan (NAP) will not change, it is expected that there will be no CO_2 emissions allowance shortage in the end of the year 2006 for the company. As a consequence in the income statement of the three-month period it is not included an expense for emission allowances.
12. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organisation (PPC – PIO) has not yet been finalised.

13. A number of Messochora inhabitants opposed to (a) the last environmental permit granted for the projects of the "Acheloos river diversion to Thessaly" (hereinafter "the Acheloos project"), in which PPC's "Messochora hydroelectric project" (hereinafter "the Messochora project") is included, and (b) to the law relevant to the expropriation of the land to be flooded by the project. As at March 31, 2006, the Company has invested Euro 266 million in the Messochora project.

    The final hearing to the environmental permit took place on June 4, 2004 and the Supreme Court issued (a) the relevant decision No 1688/2005 (June 3, 2005) which repealed the environmental permit granted for the Acheloos project and (b) the relevant decision No 1691/2005 (June 3, 2005) which repealed the environmental permit granted for the Messochora ancillary projects.

    In order to disassociate the Messochora project and the ancillary projects from the Acheloos project, PPC prepared a new Environmental Impact Assessment ("EIA") study dealing only with the Messochora project and the ancillary projects.

    This study was submitted to the Greek Ministry of Environment, in October 2005, for the issue of New Environmental Terms for the Messochora Project and the ancillary projects. The Greek Ministry of Environment in November 2005 returned the study to PPC with comments. PPC following relevant communication with the Ministry submitted the above referenced EIA on December 30, 2005 with a well documented position that this hydroelectric project is an independent energy project, having no connection with the whole Acheloos diversion scheme.

    The Company estimates that a new environmental permit will be granted and that the project will be completed.

PUBLIC POWER CORPORATION S.A.

Interim Consolidated and Separate Financial Statements

for the three month period from January 1, 2006 to March 31, 2006

in accordance with International Financial Reporting Standards, adopted by the European Union

The attached interim financial statements have been approved by Public Power Corporation Board of Directors on May 22, 2006 and they are available in the web site of Public Power Corporation at www.dei.gr.

PUBLIC POWER CORPORATION S.A.

INTERIM CONSOLIDATED AND SEPARATE STATEMENT OF INCOME FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006

IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

(All amounts in thousands of Euro- except share and per share data)

	GROUP		PARENT COMPANY	
	01.01.2006-31.03.2006	**01.01.2005-31.03.2005**	**01.01.2006-31.03.2006**	**01.01.2005-31.03.2005**
REVENUES:				
Revenue from energy sales	1,112,771	1,005,141	1,112,771	1,005,141
Other	87,372	74,605	87,372	74,605
	1,200,143	**1,079,746**	**1,200,143**	**1,079,746**
EXPENSES :				
Payroll cost	244,918	229,939	244,918	229,939
Fuel	436,637	339,506	436,637	339,506
Depreciation and Amortization	122,103	112,659	122,103	112,659
Energy purchases	90,437	44,512	90,437	44,512
Transmission system usage	77,569	63,146	77,569	63,146
Emission allowances	0	19,484	0	19,484
Provisions	12,031	4,128	12,031	4,128
Financial expenses	39,385	37,590	39,384	37,590
Financial income	(11,131)	(5,590)	(11,101)	(5,565)
Other expense	62,590	55,733	62,498	55,733
Share of loss of associates	1,738	2,696	0	0
Foreign currency (gains) / losses, net	(2,948)	996	(2,948)	996
PROFIT BEFORE TAX	**126,814**	**174,947**	**128,615**	**177,618**
Income tax expense	(37,326)	(59,399)	(37,326)	(59,399)
PROFIT AFTER TAX	**89,488**	**115,548**	**91,289**	**118,219**
Earnings per share, basic and diluted	0.39	0.50	0.39	0.51
Weighted average number of shares	232,000,000	232,000,000	232,000,000	232,000,000

The accompanying notes are an integral part of these interim consolidated and separate financial statements

PUBLIC POWER CORPORATION S.A.

INTERIM CONSOLIDATED AND SEPARATE BALANCE SHEET AS OF MARCH 31, 2006

IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

(All amounts in thousands of Euro)

	GROUP		PARENT COMPANY	
	31/03/2006	31/12/2005	31/03/2006	31/12/2005
ASSETS				
Non – Current Assets:				
Property, plant and equipment, net	11,179,415	11,175,439	11,179,410	11,175,434
Software, net	14,462	15,658	14,462	15,658
Other non- current assets	10,218	12,039	72,194	72,737
Total non-current assets	11,204,095	11,203,136	11,266,066	11,263,829
Current Assets:				
Materials, spare parts and supplies, net	571,953	557,834	571,953	557,834
Trade and other receivables, net and other current assets	897,359	823,300	897,577	823,964
Marketable and other securities	44,507	40,203	44,507	40,203
Cash and cash equivalents	43,557	38,176	35,691	29,351
Total Current Assets	1,557,376	1,459,513	1,549,728	1,451,352
Total Assets	12,761,471	12,662,649	12,815,794	12,715,181
EQUITY AND LIABILITIES				
EQUITY:				
Share capital	1,067,200	1,067,200	1,067,200	1,067,200
Share premium	106,679	106,679	106,679	106,679
Revaluation surplus	4,175,422	4,175,422	4,175,422	4,175,422
Reversal of fixed assets' statutory revaluation surplus included in share capital	(947,342)	(947,342)	(947,342)	(947,342)
Reserves	283,527	296,663	283,527	296,663
Retained earnings	617,087	510,159	671,454	562,725
Total Equity	5,302,573	5,208,781	5,356,940	5,261,347
Non-Current Liabilities:				
Interest bearing loans and borrowings	2,847,447	3,197,083	2,847,447	3,197,083
Provisions	441,688	437,432	441,688	437,432
Other non-current liabilities	2,289,990	2,259,954	2,289,990	2,259,954
Total Non-Current Liabilities	5,579,125	5,894,469	5,579,125	5,894,469
Current Liabilities:				
Trade and other payables and other current liabilities	952,668	923,136	952,624	923,102
Dividends payable	179	183	179	183
Short term borrowings	46,700	143,900	46,700	143,900
Current portion of interest bearing loans and borrowings	880,226	492,180	880,226	492,180
Total Current Liabilities	1,879,773	1,559,399	1,879,729	1,559,365
Total Liabilities and Equity	12,761,471	12,662,649	12,815,794	12,715,181

The accompanying notes are an integral part of these interim consolidated and separate financial statements

PUBLIC POWER CORPORATION S.A.

INTERIM CONSOLIDATED CHANGES IN EQUITY FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006

IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

(All amounts in thousands of Euro)

						Reserves				
	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Statutory Revaluation Surpluses on Fixed Assets	Marketable Securities Valuation Surplus	Tax - free and other Reserves	Reserves Total	Retained Earnings/ (Accumulated Deficit)	Total Equity
Balance, December 31, 2004	1,067,200	106,679	33,319	3,145,640	(947,342)	18,278	223,784	242,062	573,812	4,221,370
Applications of IFRIC 1 (note 3(f))	-	-	-	-	-	-	-	-	18,949	18,949
Net income for the period	-	-	-	-	-	-	-	-	115,548	115,548
Dividends	-	-	-	-	-	-	-	-	-	-
Transfers	-	-	-	(2,085)	-	-	-	-	-	(2,085)
Valuation of marketable securities	-	-	-	-	-	2,049	-	2,049	-	2,049
Other	-	-	-	-	-	-	-	-	(77)	(77)
Balance, March 31, 2005	1,067,200	106,679	33,319	3,143,555	(947,342)	20,327	223,784	244,111	708,232	4,355,754
Balance, December 31, 2005	1,067,200	106,679	40,398	4,175,422	(947,342)	30,042	226,223	256,265	510,159	5,208,781
Net income for the period	-	-	-	-	-	-	-	-	89,488	89,488
Dividends	-	-	-	-	-	-	-	-	-	-
Transfers	-	-	-	-	-	-	(17,440)	(17,440)	17,440	-
Valuation of marketable securities	-	-	-	-	-	4,304	-	4,304	-	4,304
Other	-	-	-	-	-	-	-	-	-	-
Balance, March 31, 2006	1,067,200	106,679	40,398	4,175,422	(947,342)	34,346	208,783	243,129	617,087	5,302,573

The accompanying notes are an integral part of these interim consolidated and separate financial statements

PUBLIC POWER CORPORATION S.A.

INTERIM SEPARATE CHANGES IN EQUITY FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006

IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

(All amounts in thousands of Euro)

						Reserves				
	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Statutory Revaluation Surpluses on Fixed Assets	Marketable Securities Valuation Surplus	Tax - free and other Reserves	Reserves Total	Retained Earnings / (Accumulated Deficit)	Total Equity
Balance, December 31, 2004	1,067,200	106,679	33,319	3,145,640	(947,342)	18,278	223,784	242,062	610,168	4,257,726
Applications of IFRIC 1 (note 3(f))	-	-	-	-	-	-	-	-	18,949	18,949
Net income for the period	-	-	-	-	-	-	-	-	118,219	118,219
Dividends	-	-	-	-	-	-	-	-	-	-
Transfers	-	-	-	(2,085)	-	-	-	-	-	(2,085)
Valuation of marketable securities	-	-	-	-	-	2,049	-	2,049	-	2,049
Other	-	-	-	-	-	-	-	-	-	-
Balance, March 31, 2005	1,067,200	106,679	33,319	3,143,555	(947,342)	20,327	223,784	244,111	747,336	4,394,858
Balance, December 31, 2005	1,067,200	106,679	40,398	4,175,422	(947,342)	30,042	226,223	256,265	562,725	5,261,347
Net income for the period	-	-	-	-	-	-	-	-	91,289	91,289
Dividends	-	-	-	-	-	-	-	-	-	-
Transfers	-	-	-	-	-	-	(17,440)	(17,440)	17,440	-
Valuation of marketable securities	-	-	-	-	-	4,304	-	4,304	-	4,304
Other	-	-	-	-	-	-	-	-	-	-
Balance March 31, 2006	1,067,200	106,679	40,398	4,175,422	(947,342)	34,346	208,783	243,129	671,454	5,356,940

The accompanying notes are an integral part of these interim consolidated and separate financial statements

PUBLIC POWER CORPORATION S.A.

INTERIM CONSOLIDATED AND SEPARATE STATEMENT OF CASH FLOWS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006

IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

(All amounts in thousands of Euro)

	GROUP		PARENT COMPANY	
	01.01.2006-31.03.2006	01.01.2005-31.03.2005	01.01.2006-31.03.2006	01.01.2005-31.03.2005
Cash flows from operating activities				
Profit before tax	126,814	174,947	128,615	177,618
Adjustments :				
Depreciation and amortization	155,363	156,603	155,363	156,603
Amortization of customers' contributions and subsidies	(13,423)	(30,339)	(13,423)	(30,339)
Interest expense	36,326	34,255	36,326	34,255
Other adjustments	21,542	(18,583)	19,834	(20,882)
Changes in assets	(111,223)	(74,161)	(110,777)	(74,191)
Changes in liabilities	22,458	(20,634)	22,448	(20,686)
Net Cash from Operating Activities	**237,857**	**222,088**	**238,386**	**222,378**
Cash Flows from Investing Activities				
Capital expenditure/ (disposal) of fixed assets and software	(160,674)	(157,389)	(160,674)	(157,389)
Proceeds from customers' contributions and subsidies	34,885	35,275	34,885	35,275
Interest received	2,801	2,104	2,771	2,104
Investments	(460)	0	0	0
Net Cash used in Investing Activities	**(123,448)**	**(120,010)**	**(123,018)**	**(120,010)**
Cash Flows from Financing Activities				
Net change in short term borrowings	(97,200)	(124,250)	(97,200)	(124,250)
Proceeds from interest bearing loans and borrowings	100,000	150,000	100,000	150,000
Principal payments of interest bearing bonds and borrowing	(60,739)	(71,887)	(60,739)	(71,887)
Interest paid	(51,085)	(46,105)	(51,085)	(46,105)
Dividends paid	(4)	(14)	(4)	(14)
Net Cash used in Financing Activities	**(109,028)**	**(92,256)**	**(109,028)**	**(92,256)**
Net increase/(decrease) in cash and cash equivalents	5,381	9,822	6,340	10,112
Cash and cash equivalents at beginning of year	38,176	28,071	29,351	20,274
Cash and cash equivalents at the end of the period	43,557	37,893	35,691	30,386

The accompanying notes are an integral part of these interim consolidated and separate financial statements

Index

(All amounts in thousands of Euro, unless otherwise stated)

1. CORPORATE INFORMATION

Public Power Corporation S.A. ("PPC") was established in 1950 in Greece for an unlimited duration as a State owned and managed corporation for electricity generation, transmission and distribution throughout Greece. In 1999, the Hellenic Republic enacted Law 2773/1999 ("the Liberalisation Law"), which provided for, among other provisions, the transformation of PPC into a société anonyme. PPC's transformation to a société anonyme was effected on January 1, 2001, by virtue of Presidential Decree 333/2000 and its duration was set for 100 years. Effective December 2001, PPC's shares were listed on the Athens and London Exchange. The accompanying interim financial statements include the financial statements of PPC (Parent Company) and the consolidated financial statements of Group PPC (Group).

PPC headquarters are located at 30, Chalkokondili Street, Athens, 104 32 Greece. The Group's payrolls at March 31, 2006 and 2005 totalled approximately 26,920 and 27,640 respectively, excluding employees engaged in Hellenic Electricity Transmission System Operator ("HTSO").

As a vertically integrated electric utility, PPC generates electricity in its own 97 power generating stations, facilitates the transmission of electricity through approximately 11,500 kilometres of high voltage power lines and distributes electricity to consumers through approximately 207,700 kilometres of distribution network.
Lignite for PPC's lignite-fired power stations is extracted mainly from its lignite mines. PPC has also constructed approximately 1,530 kilometres of fibre-optic network along its transmission lines.

The Parent Company's activities present a significant seasonality, which is at its peak in the summer and winter months due to the increased demand for electricity, a fact that is reflected in its quarterly financial statements as well as those of the Group's.

2. CHANGES IN LEGAL FRAMEWORK

In the context of the liberalization of the electricity market, according to the provisions of Law 2773/1999, as it was amended by Law 3175/2003, the Grid and Power Exchange Code was introduced in May 2005, taking into account the provisions of Law 3175/2003 for the implementation of the day - ahead market.

In December 2005, L. 3426 was enacted, whose main provisions, are the following:

- Competition in power generation and supply will be introduced through the granting of generating and supply licenses to interested entities, with the exception of micro-isolated networks which are part of non-interconnected islands (under the condition that such granting will be approved by the European Union). As far as the above mentioned micro-isolated non-interconnected islands are concerned, with the exception of generation from renewable energy sources, hybrid plants and auto producers, generation and supply licenses are granted exclusively to PPC.

- There will be a tender process by the HTSO for generation capacity contracts and adequate reserve power. Initially the maximum volume of generation capacity contracts is designated for up to a total of 900 MW and relates to capacity commissioned up to 31.12.2010. PPC may only participate for up to 50% of additional tenders, for additional capacity of up to 400 MW, which may be made during that time period. PPC may participate on equal terms in tenders for capacity above 1,300 MW (future tenders) and for units commissioned after 31.12.2010.

2. CHANGES IN LEGAL FRAMEWORK (CONTINUED)

- Ownership of the national grid ("transmission system" and "distribution network") remains exclusively with PPC.

- Provides for the operational unbundling of PPC's activities in Transmission, Distribution and Operation for the non-interconnected islands.

- PPC, as owner of the Distribution Network, accepts the applications for connecting to the network, operates, develops and maintains the network according to its planning and the directions of the Distribution System Operator and the Operator of the non-interconnected islands.

- Until July 1st, 2007, an independent entity will be formed through the expansion of the existing Transmission System Operator (HTSO), which will be renamed into Hellenic Transmission and Distribution Systems Operator (HTDSO) and will undertake the operation of the Distribution system as well.

- PPC is appointed as the Operator for the non – interconnected islands. The activities of PPC as an operator for the non – interconnected islands will be functionally unbundled from the rest of its activities.

- All non-household consumers are considered eligible customers and are allowed to conclude supply contracts with energy suppliers on the basis of private agreements, with the exception of the micro isolated islands' consumers. As of July 1, 2007, all consumers will be considered eligible customers with the exception of micro isolated islands' consumers whose supply of energy will be done exclusively by PPC.

- The Minister of Development, by a Decision to be issued within six months from the publication of Law 3426/05, shall define Public Service Obligations, as well as the holders of licenses granted under the provisions of Law 2773/99, who shall be liable to provide them.
  The Minister of Development, by a Decision to be issued following a relevant opinion by RAE within 3 months from the issuance of the Decision mentioned in the previous paragraph, shall define the methodology for the calculation of the compensation due for the provision of public service obligations to the license holders that provide them.

  The amount of the above mentioned compensation due for providing public service obligations will be approved each year, by a Decision of the Minister of Development, after a relevant opinion by RAE and will be paid under the condition that, electricity companies will keep separate accounts depicting at least the compensation granted to them for providing public service obligations, as well as charges they impose to their customers relating to those services.

3. BASIS OF PRESENTATION FOR THE INTERIM FINANCIAL STATEMENTS

(a) Basis of preparation of financial statements: The accompanying interim consolidated financial statements as well as the interim financial statements of the Parent Company, for the three month period ended March 31, 2006 have been prepared in accordance with IAS 34 which defines the form and the content of the interim financial statements.

3. **BASIS OF PREPARATION FOR THE INTERIM FINANCIAL STATEMENTS (CONTINUED)**

Accordingly the accompanying financial statements include condensed notes and do not include fully explanatory notes based on the requirements of the International Financial Reporting Standards (IFRS).

The accompanying financial statements have been prepared based on the same accounting principles and methods as the annual financial statements for the Group.

(b) ***New Standards and Interpretations:*** The International Accounting Standards Board, as well as the IFRIC, have already issued a number of new accounting standards, amendments of accounting standards and interpretations whose application is mandatory for accounting periods beginning January 1, 2006 onwards (except if otherwise stated below). The Parent Company and the Group's assessment regarding the effect of these new standards and interpretations are as follows:

- ***IAS 19 (Amendment), Employee Benefits.***
- ***IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intra-group Transactions.***
- ***IAS 39 (Amendment), The Fair Value Option.***
- ***IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts.***
- ***IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources.***
- ***IFRS 6, Exploration for and Evaluation of mineral resources.***
- ***IFRS 7, Financial Instruments: Disclosures.***
- ***IFRIC 4, Determining whether an arrangement contains a lease.***
- ***IFRIC 5, Right to Interest arising from Decommissioning, Restoration and Environmental Rehabilitation Funds.***
- ***IFRIC 6, Liabilities arising from participating in a specific market – waste electrical and electronic equipment.***
- ***IFRIC 7, Applying the restatement approach under IAS 29 financial reporting hyperinflationary economies.***
- ***IFRIC 8, Scope of IFRS 2:***
- ***IFRIC 9, Reassessment of Embedded Derivatives..***

The new and the revised standards and interpretations have not led to any adjustments to the financial statements of the Group and the Parent Company.

(c) ***CO_2 Emissions :*** On June 20, 2005 the European Commission has notified its decision for the acceptance of the National Allocation Plan (NAP) for the 3-year period 2005-2007. The expenditure for CO_2 emissions shall be deemed as final, only after the issuance of a relevant joint Ministerial Decision determining the final emission allowances to PPC. According to the above mentioned National Allocation Plan, PPC has been allocated for the period 2005 - 2007 emission allowances of 158,731 kt CO_2 (52,091 kt CO_2 for 2005, 53,164 kt CO_2 for 2006 and 53,476 kt for 2007.

3. **BASIS OF PREPARATION FOR THE INTERIM FINANCIAL STATEMENTS (CONTINUED)**

The competent authority has recently (January 2006) issued the permits for CO_2 emissions of twenty-nine (29) PPC's bound plants. Following the above permits, for the year 2005, the amount of the CO_2 emissions, not covered by the allocated emission allowances, amounted to 497.2 kt CO_2 (with the assumption, since the relevant joint Ministerial Decision has not been issued yet, that the allocated emission allowances to the company for 2005, according to the above NAP will remain 52,091 kt CO_2).

It should be noted that in 2005, the company has bought CO_2 emissions rights of 845.8 kt CO_2, of which 497.2 kt CO_2 were used during 2005 for the coverage of this year CO_2 emissions rights shortage, while 348.6 kt CO_2 were transferred to 2006. Moreover, during the first trimester of 2006, PPC has bought 312 kt of CO_2 emissions rights. Any eventual surplus of the CO_2 emissions rights for 2006 can be transferred to 2007 for the coverage of its shortage.

The annual CO_2 emissions reports verification for 2005 (of the twenty-nine PPC's bound plants) has been completed successfully in March 2006 by accredited third party verifiers. These reports with the corresponding verification statements have been submitted to the Ministry for the Environment, Physical Planning and Public Works, within the deadline given by the legislation. The verified CO_2 emissions for all 29 PPC's bound plants for 2005 arose at 52,588 kt CO_2.

Taking into account the CO_2 emissions for the first quarter of 2006, the PPC estimated Energy Balance for the 9-month period of April-December 2006, as well as the assumption that the initially allocated emission allowances by NAP will not change, it is expected that there will be no CO_2 emissions allowance shortage in the end of the year 2006 for the company. As a consequence in the income statement of the three-month period it is not included an expense for emission allowances.

(d) Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the relevant period. There were no dilutive securities outstanding during the periods presented.

(e) Reclassifications: Certain reclassifications have been made to prior period balances to conform with current period classifications.

(f)Adjustments of Previously Reported Items: PPC decided to proceed with the adjustments of certain line items which relate to periods prior to 2003. The cumulative effect of these adjustments are recorded against the beginning balance of equity of the earliest period presented. Such adjustments relate to fixed assets and suppliers balances and they are presented net of the related deferred tax.

Until December 31, 2004 the Group prepared and published consolidated financial statements in accordance with the International Financial Reporting Standards, while from January 1, 2005 and for any future publication of interim or annual financial statements, is required by law to publish the Parent Company's financial statements as well. The Parent Company adopts the same accounting principles with those of the Group, except for the revised IAS 27, according to which the Parent Company evaluates its investments in subsidiaries and associates in cost, except for the cases in which their cost is fully devaluated.

3. BASIS OF PREPARATION FOR THE INTERIM FINANCIAL STATEMENTS (CONTINUED)

In the publication of the Parent Company' s financial statements for the three month period ended March 31 2005 the investments in subsidiaries have been accounted using the equity method and a provision for devaluation of investments in subsidiaries has been calculated.
The comparative Parent Company' s financial statements for the three month period ended March 31 2005 have been adjusted after the investments in subsidiaries have been accounted for at cost less any impairment cost. The effect of this correction to the profit before tax and to the profit after tax is an increase of Euro 2,734.
Till 30.09.2005 the provision for mines' restoration was calculated based on the total surface for restoration as at the end of each period, multiplied by the average cost of restoration per metric unit. On 31.12.2005 the company modified the above methodology in accordance with the provisions of the IFRIC 1 "Changes in existing Decommissioning, Restoration and similar Liabilities".

The compared financial statements for the first quarter 2005 have been readjusted after the adoption of the revisions as per the IFRIC 1. These revisions have had as effect the decrease of the profits before tax by Euro 454 and of the profit after tax by Euro 309, and the decrease in accrued provision by Euro 18,900 which was credited in the beginning Retained Earnings and the creation of asset and provision with value amounting to Euro 14,400.

(All amounts in thousands of Euro, unless otherwise stated)

4. PROPERTY, PLANT AND EQUIPMENT

Group

	Land	Mines	Lakes	Buildings	Technical works	Machinery	Transport. Means	Furniture and Equipment	Construction in Progress	Total
Net book value, December 31, 2004	**731.114**	**196.712**	**13.177**	**651.519**	**991.909**	**6.284.285**	**18.179**	**69.811**	**749.228**	**9.705.934**
Amendments to 2004 revaluation surplus	(26.533)			1.933						**(24.600)**
Transfers	(39.115)	39.115		(7.857)	7.857					**0**
Effect of application of IFRIC 1		14.530								**14.530**
Revised net book value, December 31, 2004	**665.466**	**250.357**	**13.177**	**645.595**	**999.766**	**6.284.285**	**18.179**	**69.811**	**749.228**	**9.695.864**
Revaluation					119.536	1.113.300	36.501	111.875		**1.381.212**
Additions		20.473							719.433	**739.906**
Depreciation expense		(14.125)	(452)	(33.308)	(45.617)	(474.042)	(7.453)	(32.531)		**(607.528)**
Disposals	(885)			(53)	(66)	(15.836)	(876)	(2.282)	(3.185)	**(23.183)**
Reclassifications	2.510	16.203		15.397	18.708	415.549	11.238	9.234	(493.398)	**(4.559)**
Other movements	62	3		261		(1.832)	8	255	(5.030)	**(6.273)**
Net book value, December 31, 2005	**667.153**	**272.911**	**12.725**	**627.892**	**1.092.327**	**7.321.424**	**57.597**	**156.362**	**967.048**	**11.175.439**
Reclassifications				(495)	2.429	(1.935)				**0**
Additions									164.014	**164.014**
Depreciation expense		(5.201)	(108)	(7.897)	(11.359)	(120.501)	(1.926)	(6.749)		**(153.742)**
Disposals						(5.397)	59	(6.394)	5.081	**(6.651)**
Transfers	234	1.594		14.291	3.002	224.499	4.574	4.143	(252.802)	**(465)**
Other movements		(212)			1.924	(1.924)			1.032	**820**
Net book value, March 31, 2006	**667.387**	**269.092**	**12.617**	**633.791**	**1.088.323**	**7.416.166**	**60.303**	**147.362**	**884.373**	**11.179.415**

4. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Parent Company

	Land	Mines	Lakes	Buildings	Technical works	Machinery	Transport. Means	Furniture and Equipment	Construction in Progress	Total
Net book value, December 31, 2004	731.114	196.712	13.177	651.519	991.909	6.284.285	18.179	69.804	749.228	9.705.927
Amendments to 2004 revaluation surplus	(26.533)			1.933						**(24.600)**
Transfers	(39.115)	39.115		(7.857)	7.857					**0**
Effect of application of IFRIC 1		14.530								**14.530**
Revised net book value, December 31, 2004	**665.466**	**250.357**	**13.177**	**645.595**	**999.766**	**6.284.285**	**18.179**	**69.804**	**749.228**	**9.695.857**
Revaluation					119.536	1.113.300	36.501	111.875		**1.381.212**
Additions		20.473							719.433	**739.906**
Depreciation expense		(14.125)	(452)	(33.308)	(45.617)	(474.042)	(7.453)	(32.531)		**(607.528)**
Disposals	(885)			(53)	(66)	(15.836)	(876)	(2.280)	(3.185)	**(23.181)**
Reclassifications	2.510	16.203		15.397	18.708	415.549	11.238	9.234	(493.398)	**(4.559)**
Other movements	62	3		261		(1.832)	8	255	(5.030)	**(6.273)**
Net book value, December 31, 2005	**667.153**	**272.911**	**12.725**	**627.892**	**1.092.327**	**7.321.424**	**57.597**	**156.357**	**967.048**	**11.175.434**
Reclassifications				(495)	2.429	(1.935)				**0**
Additions									164.014	**164.014**
Depreciation expense		(5.201)	(108)	(7.897)	(11.359)	(120.501)	(1.926)	(6.749)		**(153.742)**
Disposals						(5.397)	59	(6.394)	5.081	**(6.651)**
Transfers	234	1.594		14.291	3.002	224.499	4.574	4.143	(252.802)	**(465)**
Other movements		(212)			1.924	(1.924)			1.032	**820**
Net book value, March 31, 2006	**667.387**	**269.092**	**12.617**	**633.791**	**1.088.323**	**7.416.166**	**60.303**	**147.357**	**884.373**	**11.179.410**

4. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

(a) ***Legal Status of Property:*** PPC is in the process of preparing a detailed listing of its real estate property and developing a real estate assets' register in order to list all the relevant properties in its name at the relevant land registries and to obtain ownership and encumbrance certificates.

(b) ***Insurance Coverage:*** The property, plant and equipment of PPC are located all over Greece and therefore the risk of a major loss is relatively reduced. PPC does not carry any form of insurance coverage to date on its property, plant and equipment, except for its information technology equipment. After the completion of a study regarding the risk prevention, from an insurance advisor, final measures are expected to be taken relating to the insurance coverage of PPC's fixed assets.

(c) ***Statutory Revaluation of Fixed Assets:*** Until December 31, 2000, in accordance with Greek tax legislation, real estate assets (land and buildings) were periodically revalued (every four years). These revaluations relate to machinery (up to 1987), land, mines and buildings and are based on non-industry specific indices that were determined by the Ministry of Economy and Finance. Both cost and accumulated depreciation were increased by these indices while the net revaluation surplus is credited to reserves in equity. As such statutory revaluations do not meet the criteria required by IAS 16 "Property, plant and equipment" and they have been reversed in the accompanying financial statements. As at December 31, 2000, statutory revaluations that had been performed in the past resulted in a total revaluation surplus of Euro 947,342 an amount already used to set up part of PPC's share capital according to relevant Greek Law for revaluations.

From 2004 onwards, Greek tax legislation provides the alternative possibility for companies which prepare their financial statements in conformity with International Financial Reporting Standards, to proceed with the revaluation of their land and buildings to their estimated fair values, as determined by independent appraisers. On December 31, 2004, the Parent Company's land and buildings were revalued to their estimated fair values at that date as determined by independent appraisers (see paragraph below).

(d) ***Revaluation of Fixed Assets:*** Within 2004, PPC proceeded with the revaluation of its fixed assets as of December 31, 2004. The revaluation was carried out by an independent firm of appraisers. The above appraisal which excluded lakes, mines and construction in progress, was completed within 2005 in two phases:

Revaluation of land and buildings

The appraisal of land and buildings of PPC with an effective date of December 31, 2004, was completed within 2005 and accounted for as of December 31, 2004. The above appraisal of land and buildings resulted initially in a net surplus of Euro 603,741, out of which the amount of Euro 620,806 was directly credited in equity as of December 31, 2004 (Euro 602,299 net of real estate tax plus deferred tax on devaluations), and the amount of Euro 17,065, which was not fully offset against the valuation surplus of previous revaluations, was charged directly to the statement of income for the year ended December 31, 2004. Upon the completion of the procedure of registering, accounting settlement and physical/accounting and reconciliation of its revalued land and buildings with the existing fixed assets register, PPC encountered negative differences related to the surplus which was recorded on December 31, 2004. Therefore, PPC proceeded in 2005 with the reversal of a portion of the above surplus amounting to Euro 24,600 (Euro 17,056 net of deferred tax) as of January 1, 2005.

4. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

The appraisal of the remaining fixed assets (machinery and other equipment, technical works, transportation assets, furniture and fixtures) and software of PPC was completed during the fourth quarter of 2005 and is accounted as of 31.12.2005. The comparison between the values as determined by the independent appraisers and the carrying value of the above classes of assets, resulted in a net surplus amounting to Euro 1,391 million, out of which Euro 1,403 million was credited directly to equity (Euro 1,047 million net of deferred tax) and an amount of Euro 12,767, which was not fully offset against the valuation surplus of previous revaluations, was charged to the statement of income for the year ended December 31, 2005 (Euro 9,669 net of deferred tax).

The useful lives of its fixed assets as follows:

Buildings and Civil Works	
Hydro power plants	35-50
Buildings of general use	50
Industrial buildings	35
Machinery and Equipment	
Thermal power plants	40
Mines	20-40
Hydro power plants	40
Autonomous diesel power plants	25
Transmission	
Lines	35
Substations	35
Distribution	
Substations	35
Low and medium voltage distribution network	35
Transportation assets	15
Furniture, fixtures and equipment	5-12

5. LOAN AGREEMENTS-REPAYMENTS

Within the three month period ended March 31, 2006 the Parent Company has concluded the following loan agreements:

- One loan agreement of a duration of five years of an amount of Euro 100 million, which has been reimbursed within the said period.
- One long-term loan agreement with European Investment Bank of a total amount of Euro 100 million, which has not yet been disbursed.
- Renewal of a bond loan agreement with a maturity of one year of a total amount of Euro 100 million.

The loan repayments for the three month period ended March 31, 2006 amounted to Euro 60,739.

6. INVESTMENTS IN SUBSIDIARIES

	Group		Company	
	31.03.2006	31.12.2005	31.03.2006	31.12.2005
PPC Telecommunications	-	-	57,419	57,419
PPC Rhodes S.A.	-	-	1,945	1,945
PPC Renewables S.A.	-	-	4,634	4,634
PPC Crete S.A.	-	-	1,100	1,100
Total	**-**	**-**	**65,098**	**65,098**

The consolidated financial statements include the financial statements of PPC and the subsidiaries listed below:

NAME	Ownership Interest	Country of Incorporation	Principal Activities
PPC Renewables S.A.	100%	Greece	Engineering, consulting, technical and commercial services
PPC Rhodes S.A.	100%	Greece	Engineering, construction and operation of a power plant
PPC Telecommunications S.A.	100%	Greece	Telecommunication services
PPC Crete S.A.	100%	Greece	Engineering services, construction and operation of a power plant

7. INVESTMENTS IN ASSOCIATES

	Group		Company	
	31.12.2006	31.12.2005	31.03.2006	31.12.2005
HTSO	144	144	144	144
WIND-PPC Holding N.V.	739	2,477	-	-
Investments through PPC Renewables	2,383	1,923	-	-
Total	**3,266**	**4,544**	**144**	**144**

The Group's ownership interest in the above associates as at March 31, 2006 was as follows:

Name	Ownership Interest	Country of Incorporation	Principal Activities
HTSO	49%	Greece	Note 2
WIND-PPC Holding N.V.	50% less one share	Netherlands	Telecommunication services
Investments through PPC Renewables	49%	Greece	Energy generation from renewable sources
Larco S.A.	28.56%	Greece	Metallurgical

8. TRANSACTIONS WITH RELATED PARTIES

The Parent Company's transactions with its subsidiaries and its associates for the three months ended March 31, 2006 are as follows:

	March 31 2006	March 31 2005
Transactions with subsidiaries		
- PPC Telecommunications S.A.(rental charges)	8	8
- PPC Renewables S.A. (rental charges)	3	3
- PPC Rhodes S.A. (rental charges)	2	2
- PPC Crete (rental charges)	2	2
Transactions with associates		
HTSO S.A		
- Transmission system usage	64,988	55,026
- Administrative fees	2,502	2,524
- Other services	6,804	5,891
- Transmission system usage fees	(77,568)	(63,146)
- Energy purchases from renewable sources	(56,165)	(14,045)
Larko		
- Energy sales	12,032	7,897
Tellas		
- Rental charges	22	21
- Optic fibre rental charges (note 1)	830	732
- Other income	102	138
- Telephone charges	(757)	(760)

Fees concerning management members amounted to Euro 330 and Euro 402 for the three month period ended March 31, 2006 and March 31, 2005, respectively and Euro 2,020 for the year ended December 31, 2005.

The Parent Company has guaranteed for existing loans of an associate company (Tellas) up to the amount of Euro 30 million. This guarantee has been renewed on March 7, 2006 and it is valid until June 30, 2006.

In March 2006 the Company's Board of Directors also decided that a new guarantee will be issued in favour of Tellas, for an amount of Euro 50 million, in connection with a bond to be concluded by Tellas. The proceeds of this bond are expected to be used for the settlement of Tellas' existing debt.

The Parent Company's balances with its subsidiaries and its associates as of March 31, 2006 and December 31, 2005 are as follows:

	March 31	December 31
	2006	2005
Balances with subsidiaries		
PPC Telecommunications S.A.		
- Receivables (rental charges)	264	255
- Payables	-	-
PPC Renewables S.A.		
- Receivables	1,162	1,159
- Payables	-	-
PPC Rhodes S.A.		
- Receivables	29	29
- Payables	-	-
PPC Crete		
- Receivables	38	38
- Payables	-	-
Balances with associates		
HTSO		
- Receivables	26,283	28,606
- Payables	(45,134)	(48,795)
Tellas		
- Receivables	10,852	10,877
- Payables	(7,042)	(6,113)
Larko		
- Receivables	30,018	34,119
- Payables	-	-

Transactions and balances between the Parent Company and its subsidiaries have been eliminated for consolidation purposes. Furthermore, the Parent Company, on March 31, 2006, has established a provision of Euro 22,814 against receivables from LARKO.

9. DIVIDENDS

The Parent Company's Board of Directors at its meeting held on March 28, 2006 decided to propose to the Shareholders' General Assembly which will take place on May 24, 2006, the distribution of dividends for the year 2005 of Euro 116,000 (Euro 0.50 per share).

10. COMMITMENTS AND CONTINGENCIES

(a) ***Agreement with WIND:*** One of PPC's subsidiaries, PPC Telecommunications S.A., has formed a company with WIND S.p.A. (WIND-PPC Holdings N.V.), which further, exclusively, participates in Tellas S.A. Telecommunications ("Tellas"). Tellas started providing fixed and fixed wireless telephony as well as Internet services in Greece in 2003. The Group's total estimated equity contribution into Tellas is expected to be approximately Euro 80 million, of which an amount of approximately Euro 51 million has already been invested through PPC Telecommunications S.A. Furthermore, PPC has also constructed a fibre-optic network along its existing lines which is leased to Tellas under an agreement expiring on December 31, 2017.

10. COMMITMENTS AND CONTINGENCIES (CONTINUED)

PPC is responsible for maintaining the fibre-optic network in good order while rentals are receivable annually in arrears based on a formula defined in the agreement.

(b) ***Acquisition Program:*** In April 2005, Public Power Corporation participated in the tender process for the privatization of 3 power plants in Bulgaria. PPC has submitted offers for two out of the three companies (Bobov Dol and Varna) and was the highest bidder for the Bobov Dol power plant. The Bulgarian Privatization Agency has cancelled the open tender for the sale of the Bobov Dol power plant. PPC has appealed the Agency's decision in front of the Supreme Administrative Court of Bulgaria and won the appeal at the first degree stage. The Bulgarian Privatization Agency has appealed the cassation to the same court and the new judgment date was set on June 1, 2006.In March 2006, PPC' s Board of Directors approved the common PPC's participation with the company Contour Global, to the tender process for the privatization of one power plant and one mine, in Pljevlja in Mavrovounio, under the condition that the participation of PPC to the final phase of the tender will be approved favourable after the completion of special audits. After the completion of these audits a Board of Directors' decision is expected regarding the suggestion of a tender together with the Company Contour Global.

(c) ***Ownership of Property:*** According to a study performed by an independent law firm, major matters relating to the ownership of PPC's assets, are as follows:

1. Public Power Corporation S.A. is the legal successor to all property rights of the former PPC legal entity. Its properties are for the most part held free of encumbrances. Although all property is legally owned, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in PPC's name. PPC is in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. This process is not yet finalised.

2. In a number of cases, expropriated land, as presented in the expropriation statements, differs (in quantitative terms), with what PPC considers as its property.

3. Agricultural land acquired by PPC through expropriation in order to be used for the construction of hydroelectric power plants, will be transferred, following a decision of PPC's Board of Directors and a related approval by the Ministry of Development, to the State, at no charge, if this land is no longer necessary to PPC S.A. for the fulfilment of its purposes.

(d) ***Litigation and Claims:*** The Group is a defendant in several legal proceedings arising from its operations. The total amount claimed as at March 31, 2006 amounts to approximately, Euro 405 million, as further analysed below:

1. **Claims with contractors, suppliers and other claims:** A number of contractors and suppliers have raised claims against the Group, mainly for disputes in relation to the construction and operation of power plants. These claims are either pending before courts or in arbitration and mediation proceedings. The total amount involved is approximately Euro

250 million. In most cases the Group has raised counter claims, which are not reflected in the accounting records until the time of collection.

2. **Fire incidents:** A number of individuals have raised claims against the Group for damages incurred as a result of alleged electricity-generated fires. The cases relate mainly to the years 1993 through 1996 and the total amount involved is approximately Euro 43 million.

3. **Claims by employees:** Employees are claiming the amount of Euro 112 million, for allowances and other benefits that according to the employees should have been paid by PPC.

For the above amounts the Group has established provisions, which at March 31, 2005 totalled approximately Euro 148 million.

(e) ***Environmental Obligations:*** Key uncertainties that may influence the final level of environmental investment which the Group will be required to make over the forthcoming decade, include:

Several Environmental Permits and operating Licenses have yet to be obtained by individual PPC operating units. This includes, Megalopolis A power station, some of the hydroelectric stations and a large part of the national transmission network and the new small mine in Klidi.

2. A number of Messochora inhabitants opposed to (a) the last environmental permit granted for the projects of the "Acheloos river diversion to Thessaly" (hereinafter "the Acheloos project"), in which PPC's "Messochora hydroelectric project" (hereinafter "the Messochora project") is included, and (b) to the law relevant to the expropriation of the land to be flooded by the project. As at March 31, 2006, the Company has invested Euro 266 million in the Messochora project.

   The final hearing to the environmental permit took place on June 4, 2004 and the Supreme Court issued (a) the relevant decision No 1688/2005 (June 3, 2005) which repealed the environmental permit granted for the Acheloos project and (b) the relevant decision No 1691/2005 (June 3, 2005) which repealed the environmental permit granted for the Messochora ancillary projects.

   In order to disassociate the Messochora project and the ancillary projects from the Acheloos project, PPC prepared a new Environmental Impact Assessment ("EIA") study dealing only with the Messochora project and the ancillary projects.

   This study was submitted to the Greek Ministry of Environment, in October 2005, for the issue of New Environmental Terms for the Messochora Project and the ancillary projects. The Greek Ministry of Environment in November 2005 returned the study to PPC with comments. PPC following relevant communication with the Ministry submitted the above referenced EIA on December 30, 2005 with a well documented position that this hydroelectric project is an independent energy project, having no connection with the whole Acheloos diversion scheme.

10. COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company estimates that a new environmental permit will be granted and that the project will be completed.

3. Under IPPC (Integrated Pollution Prevention and Control), the Best Available Techniques for Large Combustion Plants (with a capacity greater than 50 MWTH) are about to be defined at a European level. These may: (1) require additional to the already foreseen investments at PPC's larger thermal power plants stations, (2) reduce the hours of operation of its oil fired stations. Under European Directive 2001/80/EC, for existing Large Combustion Plants, a pollutants emission reduction plan has been approved by the PPC's Board of Directors, and this includes, among others, the following measures:

- Units I and II of Megalopolis A plant will enter the status of limited hours of operation (20,000 hours both of them as one installation) from January 1, 2008 until December 31, 2015 at the latest.
- Until the end of 2007, all measures for facing the operational problems of the flue gas desulphurisation plant in unit IV of Megalopolis plant should be completed.
- Until the end of 2007, all measures for the installation and continuous operation for the flue gas desulphurization plant in Unit III of Megalopolis plant should be completed.
- Until the end of 2007, all necessary modifications for using low sulphur heavy fuel oil, in all the existing oil fired plants included in the reduction plant, should be implemented. For the Linoperamata Steam Electric Station, the use of low sulphur heavy fuel oil will be possible by January 1, 2007.

PPC's emission reduction plan has been submitted in time to the authorities, in order to be incorporated in the national emission reduction plan of the country, according to the provisions of the aforementioned Directive.

4. The extent of contaminated land has yet to be defined for many of PPC's installations. At present, there appears to be no requirement for large-scale remediation projects at PPC's sites in the short term, and it is unlikely that this will be required at the mining areas or at the lignite stations for the foreseeable future. Remediation, however, may be warranted at some of the firm's oil-fired stations, and depots and of its underground networks in the future.

5. PPC has undertaken limited studies on the presence of asbestos-containing materials at its premises. Upon submission by PPC S.A. of a full environmental impact assessment, the Ministry of Environment has issued in May 2004 the environmental permit by the Common Ministerial Decision 124528 for the construction and operation by our Company of an environmentally – controlled landfill site for the disposal of the bulk of our asbestos containing material at this facility.

6. Exposure of the public to electromagnetic fields from PPC's transmission lines and substations is substantially less than the exposure guidelines thresholds developed by the International Commission on Non Ionising Radiation Protection (ICNIRP), CENELEC and defined by the Greek Legislation, based on L.3060 FOR 238 (Official Gazette 512B/25.04.2002).

10. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(g) Parent Company's and subsidiaries tax audit: The Parent Company has been audited by the tax authorities up to December 31, 2003. The Group's subsidiaries which are fully consolidated have not been audited by the tax authorities since their establishment, with the exception of PPC Telecommunications S.A. which has been audited by the tax authorities up to December 31, 2002 according to the provisions of Law 3259/2004.

11. SUBSEQUENT EVENTS

In the context of the new Business Plan for the period 2006-2010 of PPC, the Board of Directors approved the basic principles of the participation of PPC to a Holding Company with a subject of International Activities.

12. SEGMENT INFORMATION

	March 31, 2006					
	Mines	Generation	Transmission	Distribution	Eliminations	Total
Revenues	199,149	791,960	68,367	1,133,618	(992,951)	1,200,143
Segment result	17,086	82,432	20,036	48,383		167,937
Financial expenses						(39,385)
Share of loss in associates						(1,738)
Profit before tax						126,814
Income Taxes						(37,326)
Net Profit						89,488

	March 31, 2005					
	Mines	Generation	Transmission	Distribution	Eliminations	Total
Revenues	195,497	754,991	58,038	1,014,966	(943,746)	1,079,746
Segment result	22,821	101,655	15,255	75,502		215,233
Financial expenses						(37,590)
Share of loss in associates						(2,696)
Profit before tax						174,947
Income Taxes						(59,399)
Net Profit						115,548

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : ΓΔΟ: 267 | 24-5-2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement of dividend declaration.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- An announcement of dividend declaration

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PAYMENT OF DIVIDEND FOR THE FISCAL YEAR 2005

The PUBLIC POWER CORPORATION S.A. announces that, in accordance with the decision of the 4th Annual General Meeting of Shareholders on May 24, 2006, the dividend for the fiscal year 2005 amounts to Euro 0.50 (fifty cents) per share. Shareholders of record at the end of the Athens Stock Exchange's trading session on June 20, 2006 are entitled to such dividend. As of June 21, 2006 the shares of the Corporation will be traded on the Athens Stock Exchange with no rights to the dividend for the fiscal year 2005 profits.

Payment of the dividend is to commence on June 28, 2006 by the Piraeus Bank according to the procedure provided by the Athens Exchange and Central Securities Depositary rules, through the authorized operators of beneficiaries shareholders' Account at the Dematerialised Security System (D.S.S.).

In the case you have requested exception from your D.S.S. operator or the Central Securities Depositary or your shares are kept by the Central Securities Depository, the dividend will be paid via the branch network of the Piraeus Bank, upon presentation in person of identity card as well as a printout of the Account at the D.S.S.

The relative dividend payment certificate will be received at the point of dividend collection.

For further information, shareholders may contact the Corporation's Shareholders Relations Office (tel. 210-5293245) or the Piraeus Bank, Athens.

Athens, May 24, 2006